EXHIBIT 99.1
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[GRAPHICS OMITTED - LOGO, PHOTOGRAPHS]

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  News Release        -------------       ---------------     ------------
                        Discipline          Opportunity         Strategy

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            CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES 2008 BUDGET
          CALGARY, ALBERTA - NOVEMBER 27, 2007 - FOR IMMEDIATE RELEASE




Commenting on the Company's 2008 budget, Canadian Natural's Vice-Chairman, John Langille, stated, "2008 will be a year of execution. Canadian Natural has always taken the approach that focusing on economic returns is more important than growth at any cost. 2008 is likely reflective of this more than any other year in our history. On the natural gas side of the business, we are faced with eroded economics due to low commodity prices and a new royalty regime in Alberta that reduces the returns on certain types of drilling. Canadian Natural continues to high-grade our projects to ensure that the maximum value to shareholders will be achieved in 2008. As expected, this reduction in capital will result in a decrease in natural gas production throughout 2008 due to normal production declines not being offset by new resource production. The new royalty regime introduced by the Province of Alberta effective for 2009 will take the vast majority of any increases in natural gas prices for most of our natural gas wells. As such, the ability to increase natural gas drilling activity with increasing gas prices is severely impacted."


Steve Laut, President & Chief Operating Officer, further commented "Crude oil prices remain robust although muted by the strong Canadian dollar. The disparity between low natural gas prices and high crude oil prices affords us the opportunity at Primrose to optimize the economics of production of mature wellbores by steaming and producing these reserves now. As a result, the Company is capturing reserves which may not otherwise be economic under our long term price assumptions. New pad drilling will be reduced in 2008 as will new production volumes. In 2009, Primrose East will provide significant in-situ production growth and new pad development will again occur in existing Primrose Fields.


In addition to these initiatives, we are currently developing four major projects with targeted productive capacity of between 176,000 and 180,000 barrels per day. As such, 2008 becomes a year of emphasis on execution and optimization. The largest of these projects is, of course, the Horizon Project Phase 1, which is targeted for first oil in Q3 2008.


We are pleased to provide further clarity on our execution strategy to expand the Horizon Project for Phase 2/3 to targeted production levels between 232,000 to 250,000 barrels per day of SCO by 2013. We believe we can have better control over execution and costs by avoiding the mega-project mindset. Hence we have reconfigured the expansion into four distinct tranches that optimize our available human and financial resources and which help to ensure a more controllable, effective execution. The first tranche of this revised Phase 2/3 plan will be largely complete in 2007 through the completion of construction of certain infrastructure on the Horizon site, the purchase of certain long lead items, and front end engineering and design. During 2008, the second tranche of Phases 2/3 of the Horizon Project is targeted to remove redundancies in the Mining and Ore Preparation Area, and debottlenecking the existing plant - resulting in increased productive capacity of the facility between 6,000 and 15,000 SCO bbl/d by 2010. Tranche 3 of Phases 2/3 of the Horizon Project is targeted for approval in late 2008 and Tranche 4 in 2010. We now have a better defined path forward and will continue execution on this very economic project.


We are convinced that Canadian Natural has the people, the assets and the resolve to continue to deliver superior returns to our shareholders on our conventional crude oil and natural gas assets, as well as on the Horizon Project over the longer term."


HIGHLIGHTS OF THE 2008 BUDGET

o Crude oil and NGLs production target of 316,000 to 366,000 bbl/d before royalties, representing a midpoint increase of 3% from the midpoint of 2007 annual guidance. The increase reflects the commencement of operations at the Horizon Project, but is partially offset by the long term production optimization cycle at Primrose, polymer conversion at Pelican Lake, and reduced activity in the North Sea.

o Natural gas production target of 1,429 to 1,513 mmcf/d before royalties, representing a midpoint decrease of 12% from the midpoint of 2007 annual guidance. The decrease reflects lower activity levels due to reduced economics, relative to crude oil, and the resulting lower drilling activity in Alberta largely due to the anticipated changes from the Alberta Royalty Review.

o Equivalent production target of 554,000 to 618,000 boe/d before royalties, representing a midpoint decrease of 4% from the midpoint of 2007 annual guidance. Entry to exit production is targeted to increase 6% in 2008.

o    Cash flow from operations  estimate of $4.6 billion to $5.1 billion ($8.50
     - $9.40 per common share) based upon a forecast average West Texas Intermediate crude oil price of US$73.00/bbl, a Lloyd Blend heavy oil differential of 30%, a NYMEX natural gas price of US$7.00/mmbtu and an exchange rate of C$1.00 = US$1.00.

o Canadian conventional crude oil and natural gas capital expenditures of $1.7 billion in 2008, representing a 33% reduction in capital spending from 2007 levels. Of the reduction in capital spending, 78% ($645 million) is due to a reduced drilling program in Alberta largely as a result of the impact of the Royalty Review changes.

o International conventional crude oil and natural gas capital expenditures are budgeted to be $689 million.

o Construction capital expenditures on the Horizon Oil Sands Project are budgeted at $600 to $1,020 million for completion of Phase 1.

o The Company is moving forward with Phase 2/3 of the Horizon Project with a four-tranche development plan increasing targeted capacity to 232,000 to 250,000 Synthetic Crude Oil ("SCO") bbl/d of by 2013. Tranche 2 of the Phase 2/3 expansion expenditures are budgeted at $439 million in 2008. Tranche 1 of Phase 2/3 expansion will be largely completed in 2007.

o Continued strong balance sheet management with targeted debt to book capitalization at the end of 2008 of approximately 43% and debt to EBITDA of 1.9x.

o The 2008 program is highlighted by the ongoing development of four major development projects that will create value for 2009 and in the future:

                                               PROVED           ESTIMATED RESERVES          2008          TARGET PRODUCTION
                                             RESERVES((1))     RECLASSIFIED BY 2008         CAPEX             CAPACITY
                                              (mmbbl)                (mmbbl)            ($ millions)           (bbl/d)
                                             ------------      --------------------     ------------      -----------------

CONVENTIONAL CRUDE OIL AND NATURAL GAS
   Baobab                                        65                  14(2)                   $ 150           6,000-10,000
   Olowi                                         15                   5(2)                   $ 235                 20,000
   Primrose East                                174                  50(2)                   $ 245                 40,000

OIL SANDS MINING
   Horizon - Phase 1 (SCO reserves)           1,596               1,596(3)              $600-1,020                110,000
                                              -----               -------               ----------                -------

                                                                                                          176,000-180,000
                                                                                                          ===============


(1)  NET RESERVES, AFTER ROYALTIES, DEC. 31, 2006 EVALUATION.

(2) COMPANY ESTIMATES - RESERVES RECLASSIFICATION FROM PROVED UNDEVELOPED TO PROVED PRODUCING.

(3) COMPANY ESTIMATES - RESERVES RECLASSIFICATION FROM DEVELOPMENT STAGE TO PRODUCTION STAGE.

PRODUCTION AND FINANCIAL GUIDANCE


Canadian Natural continues its strategy of maintaining a large portfolio of varied projects, which enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance in project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.


The budgeted capital expenditures in 2007 and 2008 are as follows:


                                                2007             2008
($ millions)                                  Forecast          BUDGET
------------                                  --------          ------

Conventional crude oil and natural gas

     North America natural gas                $   991        $           617
     North America crude oil and NGLs           1,533                  1,075
     North Sea                                    474                    231
     Offshore West Africa                         159                    458
     Property acquisitions,
        dispositions and midstream               (16)                    390
                                              -------        ---------------

                                              $ 3,141        $         2,771
                                              -------        ---------------

Horizon Oil Sands Project

     Phase 1 - Construction                   $  2,741       $   600 - 1,020
     Phase 1 - Operating inventory
        and capital inventory                        -                   109
     Phase 1 - Commissioning costs                   -                   184
     Phase 2/3 - Tranche 1                         133                     -
     Phase 2/3 - Tranche 2                           -                   439
     Sustaining capital                              -                    19
     Capitalized interest and other costs          451                   379

                                                 3,325         1,730 - 2,150
                                              --------       -------   -----

                                              $  6,466       $ 4,501 - 4,921
                                              ========       =======   =====

The above capital expenditure budget incorporates the following levels of drilling activity:


Drilling activity (number of net wells)           2007           2008
                                                Forecast        BUDGET
                                                --------        ------

Targeting natural gas                              456           314
Targeting crude oil                                615           537
Stratigraphic test / service wells                 257            36
                                                 -----           ---
Total                                            1,328           887
                                                 =====           ===

NORTH AMERICAN NATURAL GAS


The North American 2008 targeted natural gas program will result in a decreased drilling program in Alberta and increased drilling outside Alberta.


Natural gas - (number of net wells)         2007           2008
                                          Forecast        BUDGET         CHANGE
                                          --------        ------         ------

Alberta                                      346           195           -44%
British Columbia and Saskatchewan            110           119            +8%
                                             ---           ---             -
Total                                        456           314           -31%
                                             ===           ===            ==
Type of well
     Coal Bed Methane and Shallow            156           161            +3%
     Conventional                            233           104           -55%
     Cardium                                  23            14           -39%
     Deep                                     39            32           -18%
     Foothills                                 5             3           -40%
                                             ---           ---            --
Total                                        456           314           -31%
                                             ===           ===            ==


o Natural gas drilling in Alberta is targeted to be reduced by 44% due to the anticipated future impact of royalty changes effective 2009. In Alberta 36% of the wells targeted to be drilled will be low rate shallow natural gas and coal bed methane wells. The Company's activities outside Alberta are targeted to increase 8% due mainly to a large development program in the Hatton region of Saskatchewan.

o The shift in natural gas spending between categories and provinces reflects both changing economics due to commodity price forecasts and the anticipated implementation of the new Royalty Regime within the Province of Alberta, effective 2009. The new Alberta royalty regime dramatically reduces drilling economics of certain play types at current and higher price forecasts in future years by extending the project payout period due to a front end loaded royalty structure. As such, further cuts in both conventional and high productive rate deep natural gas wells are expected in future years as they would not benefit from first year production under the current regime in Alberta.

o Our guidance range for North American natural gas production is 1,405 - 1,485 mmcf/d before royalties, a decrease of 12% from the midpoint of 2007 guidance.


NORTH AMERICAN CONVENTIONAL CRUDE OIL AND NGLS

The North American 2008 crude oil and NGLs drilling program consists of:

                                               2007         2008
                                             Forecast      BUDGET       CHANGE
                                             --------      ------       ------
Crude oil - (number of net wells)

Alberta                                        500          388         -22%
British Columbia / Saskatchewan / Manitoba     106          138         +30%
                                               ---          ---          --
Total                                          606          526         -13%
                                               ===          ===          ==
Type of well
     Conventional heavy                        356          311         -13%
     Thermal heavy                              58           32         -45%
     Light                                      65           78         +20%
     Pelican Lake                              127          105         -17%
                                               ---          ---          --
Total                                          606          526         -13%
                                               ===          ===          ==

o At Primrose, the Company has chosen to concentrate the 2008 thermal drilling program on the new Primrose East Expansion project and defer drilling at the existing Primrose North and South projects until 2009. As a result, production from the existing operations at Primrose will rely on relatively mature wells. As part of the cyclic steam process, steam oil ratios ("SORs") climb and well productivity declines as a well matures. The Company is taking advantage of the opportunity of the robust economics of steaming mature wells in the current commodity price environment of low natural gas prices and high crude oil prices.

o As expected thermal production is targeted to peak in late 2007/early 2008 as the Primrose North wells commence their production phase. Production will then decline throughout the remainder of 2008, resulting in higher SORs and higher corresponding operating costs. Drilling will resume at Primrose North, Primrose South and Wolf Lake in 2009 as Canadian Natural will continue to develop the excellent Clearwater, Grand Rapids and McMurray reservoirs on these leases.

o At Pelican Lake, Canadian Natural is targeted to significantly expand the polymer flood as a result of the success the Company has had in 2007. Results have met or exceeded expectation, which provides the confidence to apply this process to large regions of the pool. This will involve converting many producers to polymer injection wells, which will require a "reservoir fill-up" period of 12 to 18 months prior to seeing a positive crude oil production response from the process. The result is that 2008 targeted production at Pelican Lake will be essentially flat while awaiting response from these conversions.

o The guidance range for North American conventional crude oil and NGLs production is 221,000 - 245,000 bbl/d before royalties.


INTERNATIONAL


                                          2007         2008
                                        Forecast      BUDGET     CHANGE
                                        --------      ------     ------
Crude oil - (number of net wells)

UK North Sea                               5            4         -20%
Offshore West Africa                       4            7         +75%
                                           -           --          --
Total                                      9           11         +22%
                                           =           ==          ==

NORTH SEA

o Canadian Natural anticipates drilling approximately 4 net platform wells while continuing its successful workover and recompletion program.

o As a result of reduced activity and major turnarounds, the 2008 guidance range for North Sea crude oil production is 44,000 to 54,000 bbl/d, representing an expected decrease of 12% from midpoint 2007 guidance.

OFFSHORE WEST AFRICA

o Canadian Natural anticipates spending approximately $150 million in 2008 on the development of the Baobab Field in Cote d'Ivoire, Offshore West Africa, re-completing the wells that experienced sanding issues. The
     Company is targeting to have 2 wells back on production by the end of 2008.

o The Company is budgeted to spend approximately $235 million completing the Olowi project, in Gabon, Offshore West Africa, targeting first crude oil in Q4/08. The peak production is targeted to be 20,000 bbl/d, net to Canadian Natural.

o The 2008 guidance range for Offshore West Africa crude oil production is 24,000 to 32,000 bbl/d before royalties. This represents approximately 20% increase in entry to exit production.

HORIZON OIL SANDS PROJECT

o    The  Horizon  Project is  targeting  first  crude oil for  Q3/08.  Phase 1 construction capital is targeted to range from $600 million to $1,020 million in 2008, representing a cost to completion forecast range of 8% to 14% over the original $6.8 billion estimate.

o The Company has decided to implement a plan for Phases 2/3 involving a four-tranche approach to develop targeted capacity of 232,000 to 250,000 SCO bbl/d by 2013. The development plan for the Phase 2/3 expansion is characterized by smaller incremental projects. The execution strategy takes project control to the next step where Canadian Natural will complete the detailed engineering and design work, procure equipment, and award well defined, complete construction work packages. This strategy will take more time to complete but will ensure greater cost control and will provide intermediate production gains.

o This execution strategy plan for Phase 2/3 gives Canadian Natural better project control over execution and costs and allows for greater capital flexibility. The incremental approach also ensures the availability of the people and project teams to complete the expansion while maximizing the learnings from Phase 1. It will maintain the balance sheet strength of Canadian Natural and the ability to respond accordingly to commodity price fluctuations. This will minimize distraction for effective Phase 1 start-up and optimization and allow the Company to maximize its learnings from Phase 1. The Company will not be creating a mega project, allowing access to a greater depth of contractors.

     - Tranche 1 was largely completed in 2006/07, which involved front-end loading, building coker foundations and the pipe racks for Phase 2/3, and ordering certain long-lead vessels, which are targeted to arrive in Q1/08.

     - Tranche 2 will involve procuring additional mining equipment, constructing a third ore preparation plant, constructing additional gas recovery and sulphur trains, and debottlenecking the existing plant. The capital cost over the next three years is estimated to be $1.1 billion and will provide increased plant capacity and targeted production gains of between 6,000 and 15,000 SCO bbl/d.

     - Tranche 3 will involve additional mining equipment and construction of extraction trains, coker expansions, and CO2 recovery units. This tranche will result in lower operating costs, improved "uptime" and reliability, and targeted production increases of 10,000 to 20,000 SCO bbl/d.

     - Tranche 4 will involve construction of two additional ore preparation plants, additional froth treatment and extraction facilities, support facilities, a diluent recovery unit, a vacuum recovery unit, and further hydrotreating units. This will take the targeted production to 232,000 to 250,000 SCO bbl/d, lower operating costs, and improve "uptime" and reliability.

o The 2008 guidance range for the Horizon Project production is 27,000 to 35,000 SCO bbl/d.

FINANCIAL REVIEW

o Canadian Natural is committed to maintaining its strong financial position, allowing the Company to withstand volatile crude oil and natural gas commodity prices and the operational risks inherent in the crude oil and natural gas business environment. The Company continues to build the necessary financial capacity to complete the numerous projects under development in the Company.

o Based upon the previously referenced price deck, capital expenditure and production levels, Canadian Natural expects to exit 2008 with debt to book capitalization of approximately 43% and with a debt to EBITDA of 1.9x.

o Canadian Natural expects to exit 2008 with new targeted production capacities of 176,000 to 180,000 bbl/d from four major projects. This significant increase in cash flow / net income generation capacity is targeted to strengthen the Company's balance sheet metrics to 35% to 39% debt to book capitalization and 1.3x to 1.5x debt to EBITDA by December 2009.

o In 2009, all business segments are expected to be generating significant free cash flow available for Canadian Natural's capital allocation process.

GUIDANCE

Detailed  guidance  on  revised  production  levels,   capital  allocation  and
operating    costs    can   be   found   on   the    Company's    website    at
HTTP://WWW.CNRL.COM/INVESTOR_INFO/CORPORATE_GUIDANCE/.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", "targets", or words of a similar nature.


The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. Our domestic operations are subject to governmental risks that may impact our operations. Our domestic operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

INVESTOR OPEN HOUSE 2007 - WEBCAST

The members of Canadian Natural's Management team will be presenting a detailed discussion regarding our 2008 Budget at Canadian Natural's Investor Open House 2007 commencing at 8:30 a.m. Mountain Time (10:30 a.m. Eastern Time) this discussion can be accessed at WWW.CNRL.COM/INVESTOR_INFO/CALENDAR.HTML


The full day's presentations on Tuesday, November 27, 2007 will be available on the Company's website at WWW.CNRL.COM/INVESTOR_INFO/CALENDAR.HTML beginning at 8:30 a.m. Mountain Time (10:30 a.m. Eastern Time). An audio re-broadcast of the highlights will be available on Wednesday, November 29, 2007.


The webcast is also being distributed over PrecisionIR's Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through www.vcall.com or by visiting any of the investor sites in PrecisionIR's Individual Investor Network.


For further information, please contact:


CANADIAN NATURAL RESOURCES LIMITED
2500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

TELEPHONE:      (403) 514-7777                   ALLAN P. MARKIN
FACSIMILE:      (403) 514-7888                   Chairman
EMAIL:          IR@CNRL.COM
WEBSITE:        WWW.CNRL.COM                     JOHN G. LANGILLE
                                                 Vice-Chairman

TRADING SYMBOL - CNQ                             STEVE W. LAUT
Toronto Stock Exchange                           President &
New York Stock Exchange                          Chief Operating Officer

                                                 DOUGLAS A. PROLL
                                                 Chief Financial Officer &
                                                 Senior Vice-President, Finance

                                                 COREY B. BIEBER
                                                 Vice-President,
                                                 Finance & Investor Relations